6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE       NASDAQ: CRME    TSX: COM

CARDIOME APPOINTS PETER W. ROBERTS AS DIRECTOR

Vancouver, Canada, October 4, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has appointed Peter W. Roberts to the Board of Directors of the Company.

Peter W. Roberts retired as Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc.(NASDAQ: SWIR / TSX: SW) in March 2004. He served in this role from January 1999 until retirement, and was responsible for taking the company public on the Toronto Stock Exchange in May 1999, and a follow-on financing on NASDAQ in May 2000. Prior to joining Sierra Wireless, Peter held senior financial roles over a fifteen-year period with Service Corporation UK plc, The Loewen Group Inc., The Overwaitea and Save-On Foods Chain and Sydney Development Corporation. Peter is a graduate of Touche Ross, and practiced a decade in public accounting. He holds professional accounting designations in Canada, US, and UK.

Peter currently serves as First Vice President of the Institute of Chartered Accountants of British Columbia, and will serve as President of the Institute in 2006-2007. He is a member of the Board of Directors and Audit Committees of MDSI Mobile Data Solutions Inc. (recently acquired by Vista Equity Partners) and Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), and serves as Chairman of Spectrum's Audit Committee. He is also a member of the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants.

“We are very pleased to welcome Peter Roberts to our board of directors,” said Bob Rieder, President and CEO of Cardiome Pharma. “As we evolve from development to commercial operations, Peter’s strong background in corporate finance, public company accounting and corporate governance will be invaluable.”

Cardiome’s Board of Directors now consists of:
- Mark C. Rogers, M.D., M.B.A. (Chairman), Principal, Bradmer Ventures
- Jackie M. Clegg, Founder and Managing Partner, Clegg International Consultants, L.L.C.
- Fred H. Mermelstein, Ph.D., Director & President, Javelin Pharmaceuticals, Inc.
- Bob Rieder, M.B.A., President & CEO, Cardiome Pharma Corp.
- Peter W. Roberts, FCCA, CA, CPA (Illinois), Independent Corporate Director
- Harold H. Shlevin, Ph.D., President & CEO, Solvay Pharmaceuticals, Inc.
- Ralph Snyderman, M.D., Chancellor Emeritus, Duke University Health System

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). Positive top-line results from two Phase 3 trials for RSD1235 IV, called ACT 1 and ACT 3, were released in December 2004 and September 2005. The ACT 2 study, evaluating patients with post-operative atrial arrhythmia, is ongoing. RSD1235 also has a potential application as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.

Cardiome recently completed a Phase 2 clinical trial evaluating the safety and effectiveness of oxypurinol, a xanthine oxidase inhibitor, for the treatment of congestive heart failure (CHF). Top-line results from this trial were negative. Cardiome is in the process of analyzing the entire data package from the trial prior to making any decision regarding the program.

Cardiome recently announced that it has executed a letter of intent to acquire Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.